Exhibit 99.2:

Certifications

Pursuant to 18 U.S.C. §1350, each of the undersigned officers of TELUS Corporation (“TELUS”) hereby certifies that to his knowledge, (a) the annual report for the period ended December 31, 2016 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and (b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of TELUS.

Date: March 16, 2017.

“Darren Entwistle”
Darren Entwistle
President and Chief Executive Officer

Date: March 16, 2017.

“Doug French”
Doug French
Executive Vice President and Chief Financial Officer